FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of May, 2014

Gilat Satellite Networks Ltd.

(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated May 21, 2014, announcing Gilat’s First Quarter 2014 Results.

We consent to the incorporation by reference of the GAAP financial information included herein, in the Registration Statements on Form F-3 (registration nos. 333-195680, 333-160683 and no. 333-174142) and registration statements on form s-8 (registration nos. 333-96630, 333-113932, 333-123410, 333-132649, 333-158476, 333-180552 and 333-187021).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated May 21, 2014	By:	/s/ Alon Levy
Alon Levy
VP General Counsel
and Corporate Secretary

Gilat Announces First Quarter 2014 Results

- Profitability and gross margin improve compared to fourth quarter -

Petah Tikva, Israel, May 21, 2014 – Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the first quarter ended March 31, 2014.

Key Financial Highlights:

•
Non-GAAP operating income was $0.5 million, compared to a loss of $0.1 million in the fourth quarter 2013. GAAP operating loss was $1.5 million compared to a loss of $2.7 million in the fourth quarter of 2013

•	Non-GAAP gross margin was 42%, compared to 39% in the fourth quarter 2013. GAAP gross margin was 39%, compared to 36% in the fourth quarter
•	Management reaffirms 2014 objectives for annual revenues of $240-$245 million and EBITDA margin levels of approximately 9%
•	Launched new products to market; Capricorn, CellEdge, BlackRay, Ka-band 50W BUC, and SR 300X-M
•	Announced two new Ka-Band and High Throughput Satellite contracts

Revenues for the first quarter of 2014 were $50.9 million, compared to $65.4 million for the same period in 2013. The main reasons for the decline in revenue were completion of past contracts in Colombia and completion of the installations for NBN Co in Australia.

On a non-GAAP basis, operating income was $0.5 million in the first quarter of 2014 as compared to an operating income of $3.0 million in the comparable quarter of 2013. On a non-GAAP basis, net loss for the quarter was $0.6 million or a loss of $0.01 per diluted share compared to net income of $1.8 million or $0.04 per diluted share in the same quarter of 2013.

GAAP operating loss for the first quarter was $1.5 million as compared to an operating income of $1.1 million in the first quarter of 2013. GAAP Net loss for the quarter was $2.7 million, or a loss of $0.06 per diluted share, compared to net loss of $2.4 million, or a loss of $0.05 per diluted share in the first quarter of 2013.

EBITDA for the first quarter of 2014 was $2.8 million compared with $6.2 million in the comparable period in 2013.

“The quarter was highlighted by the launch of innovative new products, which are a result of our continued investment in technology,” said Erez Antebi, Chief Executive Officer of Gilat. “We also announced this quarter two important partnerships with high throughput satellite operators, Thaicom and Inmarsat.”

Antebi concluded, “Our improved profitability this quarter comes from our Commercial and Defense Divisions, as well as the cost-reduction steps we took last year.  As we stated previously, we expect a stronger second half for the year coming from our growing commercial and defense activity as well as growth in revenues from projects in Peru and Colombia. We are on track to meet our previously stated 2014 management objectives.”

Corporate updates:

•	Amiram Levinberg, one of the founders of the company and Chairman of the Board, decided to step down from his position.

•	Dov Baharav was elected as the new Chairman of the Board of Gilat.

Key Recent Announcements:

•	Gilat Selected by Inmarsat as Global Xpress® Services Partner for New Fixed Land VSAT Opportunities
•	SES Broadband Services (SBBS) and Gilat Expand Consumer Ka-Band Services to Germany and Italy over SES’s recently launched ASTRA 2E Satellite
•	Gilat Announces Availability of SkyEdge II-c Capricorn Satellite VSAT with Exceptional Throughput Exceeding 200Mbps
•	Gilat showcases its new BlackRay terminals for Unmanned Platforms
•	Gilat Introduces StealthRay 300X-M Low-Profile Ultra-Compact X-Band Satellite-on-the-Move Antenna
•	Gilat Announces the Release of Wavestream’s 50-Watt Ka-Wideband BUC

The GAAP financial results include the effect of non-cash stock options expenses as per ASC 718, amortization of intangible assets resulting from the purchase price allocation, restructuring costs and net income (loss) from discontinued operations.

Conference Call and Webcast Details:

Gilat management will host a conference call today at 13:30 GMT/ 09:30 EDT/ 16:30 IDT (Israel Daylight Time) to discuss the results. International participants are invited to access the call at (972) 3-918-0644, and US-based participants are invited to access the call by dialing (888)  407-2553. A replay of the conference call will be available beginning at approximately 16:00 GMT/ 12:00 EDT/ 19:00 IDT today, until 16:00 GMT/ 12:00 EDT/ 19:00 IDT May 23, 2014. International participants are invited to access the replay at (972) 3-925-5900 and US-based participants are invited to access the replay by dialing (888) 326-9310. A replay of the call may also be accessed as a webcast via Gilat’s website at www.gilat.com and will be archived for 30 days.

Notes:

(1) The attached summary financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). The attached summary financial statements are unaudited. To supplement the consolidated financial information and statements presented in accordance with GAAP, the Company presents its EBITDA before the impact of non-cash stock based compensation, depreciation and amortization, other income and other costs related to acquisition transactions. Non-GAAP presentations of net income, EBITDA and earnings per share are provided to enhance the understanding of the Company's historical financial performance and comparability between periods.

We regularly use supplemental non-GAAP financial measures internally to understand manage and evaluate our business and make operating decisions. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

(2) Operating income before depreciation, amortization, non-cash stock based compensation as per ASC 718 and other costs related to acquisition transactions ('EBITDA') is presented because it is a measure commonly used and is presented solely in order to improve the understanding of the Company's operating results and to provide further perspective on these results. EBITDA, however, should not be considered as an alternative to operating income or net income for the period as an indicator of the operating performance of the Company.
Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. . A reconciliation of specific adjustments to GAAP results is provided in the tables below.

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 85 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Doron Elinav
doronE@gilat.com

KCSA Strategic Communications
Phil Carlson – Vice President
(212) 896-1233
pcarlson@kcsa.com

Vincent G. Piazza- Account Executive
(212) 896-1289
vpiazza@kcsa.com

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	March 31,	December 31,
	2014	2013
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	48,579	58,424
Restricted cash	24,813	18,891
Restricted cash held by trustees	4,385	3,221
Trade receivables, net	58,676	56,466
Inventories	26,377	27,141
Other current assets	18,282	10,143
Total current assets	181,112	174,286

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term restricted cash	296	6,279
Severance pay funds	9,646	9,856
Other long term receivables	217	278
Total long-term investments and receivables	10,159	16,413

PROPERTY AND EQUIPMENT, NET	83,779	85,369

INTANGIBLE ASSETS, NET	27,365	28,830

GOODWILL	63,870	63,870

TOTAL ASSETS	366,285	368,768

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	March 31,	December 31,
	2014	2013
	Unaudited

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit	1,652	-
Current maturities of long-term loans	4,669	4,665
Trade payables	18,881	20,900
Accrued expenses	18,410	16,748
Short-term advances from customers, held by trustees	4,228	-
Other current liabilities	48,459	54,666

Total current liabilities	96,299	96,979

LONG-TERM LIABILITIES:
Accrued severance pay	9,296	9,628
Long-term loans, net of current maturities	27,088	31,251
Other long-term liabilities	9,397	4,877

Total long-term liabilities	45,781	45,756

COMMITMENTS AND CONTINGENCIES

EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	1,939	1,932
Additional paid in capital	873,944	873,045
Accumulated other comprehensive income	1,544	1,591
Accumulated deficit	(653,222)	(650,535)

Total equity	224,205	226,033

TOTAL LIABILITIES AND EQUITY	366,285	368,768

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except per share data)

		Three months ended			Three months ended
		31 March 2014			31 March 2013
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	50,851	-	50,851	65,420	-	65,420
Cost of revenues	30,876	(1,267)	29,609	42,639	(1,238)	41,401
Gross profit	19,975	1,267	21,242	22,781	1,238	24,019
	39%		42%	35%		37%
Research and development expenses:
Expenses incurred	7,239	(122)	7,117	7,631	(99)	7,532
Less - grants	354	-	354	332	-	332
	6,885	(122)	6,763	7,299	(99)	7,200
Selling and marketing expenses	9,690	(342)	9,348	8,986	(301)	8,685
General and administrative expenses	4,912	(303)	4,609	5,445	(262)	5,183
Operating income (loss)	(1,512)	2,034	522	1,051	1,900	2,951
Financial expenses, net	(1,034)	-	(1,034)	(751)	-	(751)
Income (loss) before taxes on income	(2,546)	2,034	(512)	300	1,900	2,200
Taxes on income	90	-	90	376	-	376
Net income (loss) from continuing operations	(2,636)	2,034	(602)	(76)	1,900	1,824
Net income (loss) from discontinued operations	(51)	51	-	(2,280)	2,280	-
Net income (loss)	(2,687)	2,085	(602)	(2,356)	4,180	1,824

Basic net earnings (loss) per share from continuing operations	(0.06)			(0.00)
Basic net earnings (loss) per share from discontinued operations	(0.00)			(0.05)
Basic net earnings (loss) per share	(0.06)		(0.01)	(0.05)		0.04

Diluted net earnings (loss) per share from continuing operations	(0.06)			(0.00)
Diluted net earnings (loss) per share from discontinued operations	(0.00)			(0.05)
Diluted net earnings (loss) per share	(0.06)		(0.01)	(0.05)		0.04

Weighted average number of shares used in
computing net earnings (loss) per share
Basic	42,176		42,176	41,766		41,766
Diluted	42,176		42,176	41,766		43,860

(1) Adjustments reflect the effect of non-cash stock based compensation as per ASC 718, amortization of intangible assets related to acquisition transactions, and net income (loss) from discontinued operations.

	Three months ended	Three months ended
	31 March 2014	31 March 2013
	Unaudited	Unaudited
Non-cash stock-based compensation expenses:
Cost of revenues	59	40
Research and development	122	99
Selling and marketing	129	89
General and administrative	303	262
	613	490

Amortization of intangible assets related to acquisition transactions:
Cost of revenues	1,208	1,198
Selling and marketing	213	212
	1,421	1,410

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

Three months ended
March 31,
	2014	2013
	Unaudited	Unaudited

Revenues	50,851	65,420
Cost of revenues	30,876	42,639
Gross profit	19,975	22,781
Research and development expenses:
Expenses incurred	7,239	7,631
Less - grants	354	332
	6,885	7,299
Selling and marketing expenses	9,690	8,986
General and administrative expenses	4,912	5,445
Operating income (loss)	(1,512)	1,051
Financial expenses, net	(1,034)	(751)
Income (loss) before taxes on income	(2,546)	300
Taxes on income	90	376
Net loss from continuing operations	(2,636)	(76)
Net loss from discontinued operations	(51)	(2,280)
Net loss	(2,687)	(2,356)

Net loss per share from continuing operations (basic and diluted)	(0.06)	(0.00)
Net loss per share from discontinued operations (basic and diluted)	(0.00)	(0.05)
Net loss per share (basic and diluted)	(0.06)	(0.05)

Weighted average number of shares used in
computing net loss per share
Basic and diluted	42,176	41,766

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

Three months ended
March 31,
	2014	2013
	Unaudited	Unaudited
Cash flows from continuing operations
Cash flows from operating activities:
Net loss from continuing operations	(2,636)	(76)
Adjustments required to reconcile net loss
to net cash generated used in operating activities:
Depreciation and amortization	3,684	4,697
Stock-based compensation	613	490
Accrued severance pay, net	(122)	14
Accrued interest and exchange rate differences on
short and long-term restricted cash, net	86	39
Exchange rate differences on long-term loans	6	(132)
Capital loss from disposal of property and equipment	17	12
Deferred income taxes	(36)	(16)
Decrease (increase) in trade receivables, net	(2,040)	4,180
Increase in other assets (including short-term, long-term
and deferred charges)	(7,783)	(620)
Decrease (increase) in inventories	670	(3,912)
Increase (decrease) in trade payables	(2,050)	257
Increase (decrease) in accrued expenses	1,675	(832)
Increase (decrease) in advances from customers, held
by trustees, net	4,228	(4,229)
Decrease in other accounts payable and other long term liabilities	(2,243)	(5,135)
Net cash used in operating activities	(5,931)	(5,263)

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

Three months ended
March 31,
	2014	2013
	Unaudited	Unaudited
Cash flows from investing activities:
Purchase of property and equipment	(525)	(933)
Investment in restricted cash held by trustees	(4,228)	(1,782)
Proceeds from restricted cash held by trustees	2,950	3,407
Investment in restricted cash (including long-term)	-	(2,163)
Proceeds from restricted cash (including long-term)	76	65
Purchase of intangible assets	-	(16)

Net cash used in investing activities	(1,727)	(1,422)

Cash flows from financing activities:
Issuance of restricted stock units and exercise of stock options	293	553
Short-term bank credit, net	1,652	517
Repayment of long-term loans	(4,165)	(4,987)

Net cash used in financing activities	(2,220)	(3,917)

Cash flows from discontinued operations
Net cash used in operating activities	-	(82)
Net cash provided by investing activities	-	1,010
Net cash provided by financing activities	-	14,260
	-	15,188

Effect of exchange rate changes on cash and cash equivalents	33	(37)

Increase (decrease) in cash and cash equivalents	(9,845)	4,549

Cash and cash equivalents at the beginning of the period	58,424	66,968

Cash and cash equivalents at the end of the period	48,579	71,517

GILAT SATELLITE NETWORKS LTD.
CONDENSED EBITDA
US dollars in thousands

	Three months ended
	March 31,
	2014	2013
	Unaudited	Unaudited

Operating income (loss)	(1,512)	1,051
Add:
Non-cash stock-based compensation expenses	613	490
Depreciation and amortization	3,684	4,697
EBITDA	2,785	6,238